Exhibit 4.3

Second Amendment to the

Separation and Other Covenants Agreement

entered into by and between,

party of the first part:

Companhia Brasileira de Distribuição

and as party of the second part:

Sendas Distribuidora S.A.

June 30, 2022

Second Amendment to the

Separation and Other Covenants Agreement

Hereby,

(1) Companhia Brasileira de Distribuição, a publicly held corporation incorporated in the Federative Republic of Brazil, headquartered in the Capital City of Sao Paulo, State of Sao Paulo, Brazil, at Avenida Brigadeiro Luiz Antônio, No. 3142, Jardim Paulista district, registered with the Corporate Taxpayers’ Roll (CNPJ/ME) under No. 47.508.411/0001-56, herein represented by its legal representatives (“CBD”); and

(2) Sendas Distribuidora S.A., a corporation incorporated in the Federative Republic of Brazil, headquartered in the Capital City of Rio de Janeiro, State of Rio de Janeiro, Brazil, at Avenida Ayrton Senna, No. 0600, Jacarepaguá district, registered with the Corporate Taxpayers’ Roll (CNPJ/ME) under No. 06.057.223/0001-71, herein represented by its legal representatives (“Sendas”).

CBD and Sendas are hereinafter collectively referred to as “Parties”, and individually and indistinctly as “Party”.

Whereas:

(A) On December 14, 2020, the Parties executed a split-up agreement known as Separation and Other Covenants Agreement (the “Agreement”) to, in the context of the Separation of Businesses, which sets forth the terms and conditions to govern their relationship both before, during, and after all corporate and business transactions are carried out, hence Sendas ceased to be a company controlled by CBD and the Parties started to operate in a totally independent manner;

(B) As provided in clause 2.4. of such Agreement, the Separation of Businesses took effect after the Effective Date of the Split-up (i.e., December 31, 2020, same date on which the extraordinary general meetings of the Parties approving the Split-up were held);

(C) On June 30, 2021, the Parties executed the First Amendment to the Agreement in order to change the deadline for the release of the Guarantees provided for in clause 5.3. of the Agreement, with the understanding that the Parties should make efforts to release, replace and/or otherwise remove the Guarantees on any obligations or Liabilities guaranteed in any way by the other Parties and/or any of their Subsidiaries within a period of up to 12 months, extendable for an additional 6 months from the Effective Date of the Spin-off;

(D) At the end of the aforementioned 12-month period, the Parties decided, by mutual agreement, to extend the deadline for the release of Guarantees for an additional 6 months, as approved by the Transition Committee in a meeting held on January 27, 2022;

(E) Pursuant to clause 5.3.2 of the Agreement, as amended, upon expiration of the deadline for the release of the Guarantees, the Parties undertakes to pay to the Guarantor, as remuneration for the Guarantee, a monthly Fee in the amount equivalent to the lowest business offer received from at least 3 first-tier banks and/or insurance companies applied monthly to the outstanding balance of the Guarantees not replaced or released;

(F) Pursuant to clause 5.3.2.1 of the Agreement, CBD is the responsible for obtaining quotations from 3 first-tier banks and/or insurance companies for the calculation of the Fee;

(G) After the Effective Date of the Spin-off, a Transition Committee was established pursuant to clause 5.1.1 of the Agreement to coordinate the activities related to the Separation of Businesses, with powers to take every and any decisions on behalf of the Parties that do not depend on approval of their corresponding boards of directors or shareholders’ meeting;

(H) As extensively discussed and agreed upon in the Transition Committee meeting on May 6, 2022, the Parties intend to amend the provisions of the Agreement as follows: (i) change clause 5.3 to reflect the extension of the deadline for the release of Guarantees, as mentioned in item “d” above; (ii) stipulate that the Fee will be charged quarterly; (iii) specify that both CBD and Sendas will be responsible for obtaining quotations for the Fee calculation, with the lowest business offer received to be applied; and (iv) include a new clause “5.3.4”, stating that the Parties undertake to replace, within a period of 6 months, extendable for another 6 months, any Guarantees that have not yet been replaced and/or released, in the event that CBD and Sendas no longer have common control of Casino Group; and

(I) Pursuant to the Policies for Transactions with Related Parties of the Parties, the corresponding competent corporate bodies approved such amendment, upon execution of an amendment to the Agreement.

Now, therefore, the Parties RESOLVE to enter into this Second Amendment to the Separation and Other Covenants Agreement (the “Amendment”), which shall be governed by the mutually agreed terms and conditions below.

1.	Definitions in this Amendment

1.1. All expressions used in capital letters in this Amendment shall have the meanings assigned to them in the Agreement, unless otherwise expressly stated herein.

2.	Changes to the Agreement

2.1. The Parties hereby decide to amend clauses 5.3., 5.3.2. and 5.3.2.1, as well as to add a new clause 5.3.4 and replace Annex 5.3.2.1 to: (i) reflect the extension of the deadline for the release of Guarantees, as mentioned in the aforementioned “d” consideration; (ii) stipulate that the Fee will be charged quarterly; (iii) specify that both CBD and Sendas will be responsible for obtaining quotations for the Fee calculation, with the lowest business offer received to be applied; and (iv) include a new clause “5.3.4”, stating that the Parties undertake to replace, within a period of 6 months, extendable for another 6 months, any Guarantees that have not yet been replaced and/or released, in the event that CBD and Sendas no longer have common control of Casino Group. Thus, such clauses hereinafter become effective with the following wording:

“5.3. Release of Guarantees The Party that has any of its obligations or Liabilities, or the obligations and Liabilities of its Subsidiaries (“Guaranteed Party”), guaranteed at any title (whether financial guarantees or not) by the other Party and/or by any of its corresponding Subsidiaries (a “Guarantor”), hereby undertakes, with the reasonable cooperation of the Guarantor, to make business reasonable efforts to release, replace and/or in any way remove the Guarantor from the position or capacity of guarantor, co-obligee, warrantor, sponsor, or subsidiary or joint debtor (the “Guarantee”) as regards any Liabilities of the Guaranteed Party, including the removal of any Liens on any property and/or assets of the Guarantor that may serve as Guarantee of any Liabilities of the Guaranteed Party, within a period of up to 18 (eighteen) months from the Effective Date of the Spin-off, subject to the provisions of Clause 5.3.2.

(...)

5.3.2. If CBD or Sendas, justifiably, cannot obtain, or cause to be obtained, any removal or release of the Guarantee as provided for in Clauses 5.3 and 5.3.1, within the period set forth in Clause 5.3, the Guaranteed Party shall (i) quarterly pay to the Guarantor, from the 18th (eighteenth) month after the Effective Date of the Spin-off, on the 25th (twenty-fifth) Business Day of each quarter falling due (being clear that the first payment will be due in the 22th (twenty-second) month after the Effective Date of the Spin-off for the immediately preceding quarter, or due in the 20th (twentieth) month after the Effective Date of the Spin-off if the Parties have decided to extend the initial term for another 06 (six) months, pursuant to clause 5.3), as remuneration for the Guarantee, an amount equivalent to the lowest business offer received from at least 3 (three) first-tier banks and/or insurers applied every month to the outstanding balance of the Guarantees not replaced or released (“Fee”) and, if the Guarantee remains in force after the period of 24 (twenty-four) months from the Effective Date of the Spin-off, the Fee will be increased by 20% (twenty per cent); (ii) indemnify, defend, and exempt from liability the Guarantor against such Guarantee or against any Liabilities arising out of or connected to such Guarantee, and shall, as agent or subcontractor of the Guarantor, fully comply with all obligations or other Liabilities of the Guarantor under the corresponding Guarantee; and (iii) refrain from renewing or extending the time term or the scope of any Liabilities of any nature, whether in the form of a loan, guarantee, lease, contract or other obligation for which the Guarantor is or may be liable, unless if the Guarantor is finally and completely released from all its obligations as a result of and/or in connection with the corresponding Guarantee.”

5.3.2.1. For the calculation and collection of the Fee, (a) the Parties shall agree, within 5 (five) days from the end of each quarter, on the balance value of the Guarantees, upon which the due Fee will be calculated, to be determined by comparing the values of the Guarantees from one Party in favor of the other, so that the Party with the highest value of guaranteed obligations shall pay the Fee to the other Party; (b) both Parties shall be responsible for obtaining quotations from 3 (three) first-tier banks and/or insurer companies, for a guarantee with a term of 1 (one) year, taking into account the nature of the Guarantees (e.g., real estate guarantees) and the volume of the existing Guarantees balance, with the initial quotations to be obtained at the end of the period of 21 (twenty-one) months from the Effective Date of the Spin-off and renewed every 12 (twelve) months, based on the Guarantees existing at the end of the previous month to obtaining the quotations; (c) the Parties undertake to share among themselves copies of the quotations obtained, with the lowest business offer being applied for the Fee calculation; and (d) the Party to whom the Fee is due shall, within 15 (fifteen) Business Days from the end of each quarter, send to the debtor Party a statement of the Fee calculation. For illustrative purposes, Annex 5.3.2.1 contains a flowchart of the mechanism provided in this Clause 5.3.2.

5.3.4. The Parties undertake to release, replace, and/or otherwise remove, within a period of up to 6 (six) months, extendable for an additional 6 (six) months by mutual agreement between the Parties, any Guarantees that have not yet been replaced or released under the terms of this Agreement, in the event that CBD and Sendas no longer have common control of Casino Group.”

3.	Ratifications and Consolidation

All other provisions, clauses, and conditions of the Agreement hereby amended that are not expressly changed by this Amendment remain in full force, unchanged, and ratified.

In witness whereof, the Parties hereby electronically sign this Amendment before the 2 (two) undersigned witnesses.

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[Signatures page of the Second Amendment to the Separation and Other Covenants Agreement]

São Paulo, June 30, 2022

/s/ Marcelo Pimentel	/s/ Frederic Garcia
Marcelo Pimentel	Frederic Garcia

Companhia Brasileira de Distribuição

/s/ Belmiro de Figueiredo Gomes	/s/ Sandra Vicari
Belmiro de Figueiredo Gomes	Sandra Vicari

Sendas Distribuidora S.A.

Witnesses:

1.	/s/ Geovani Diogo Jardim	2.	/s/ Maira Elian de Melo Silva
Name:	Geovani Diogo Jardim	Name:	Maira Elian de Melo Silva

Annex 5.3.2.1

Illustrative Flowchart for the Guarantee Fee Calculation